UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001 38290

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING BANK & TRUST 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STERLING BANCORP, INC.

ONE TOWNE SQUARE, SUITE 1900

SOUTHFIELD, MICHIGAN 48076

STERLING BANK & TRUST 401(K) PLAN AND TRUST

Southfield, Michigan

Report of Independent Registered Public Accounting Firm

To the Plan Trustees of

Sterling Bank & Trust 401(k) Plan

Southfield, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Sterling Bank & Trust 401(k) Plan (“Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule(s), we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 2022

Cleveland, Ohio

June 28, 2023

STERLING BANK & TRUST 401(K) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Investments - At Fair Value	$20,669,360	$22,262,110

Receivables

Employee contributions	-	64,225
Employer contributions	1,302,750	1,264,567
Participant notes receivable	254,191	211,772

Total Receivables	1,556,941	1,540,564

Liabilities	-	-

Net Assets Available for Benefits	$22,226,301	$23,802,674

See Independent Auditors' Report and Accompanying Footnotes.

STERLING BANK & TRUST 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2022

Additions to Net Assets Attributed to

Investment income (loss)
Net depreciation in fair value of investments	$(4,848,980)
Dividend income	714,556
Interest income on participants' notes	12,160
Investment income (loss)
Contributions		$(4,122,264)
Participant contributions	2,034,075
Employer contributions	1,302,750
Rollovers	437,594
Total contributions		3,774,419

Total Additions, Net		(347,845)

Deductions to Net Assets Attributed to

Benefits paid to participants	1,145,002
Administrative fees	83,526

Total Deductions		1,228,528

Net Decrease in Net Assets Available for Benefits		1,576,373

Net Assets Available for Benefits -
Beginning of year		23,802,674
Net Assets Available for Benefits -
End of year		$22,226,301

See Independent Auditors' Report and Accompanying Footnotes.

STERLING BANK & TRUST 401(K) PLAN

Notes to the Financial Statements

For December 31, 2022

NOTE:

1.	Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Sterling Bank & Trust 401(k) Plan (the “Plan”) are prepared under the accrual method of accounting.

Investments – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex- dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Participant Notes Receivable – Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

Payment of Benefits – Benefits to participants are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risk and Uncertainties – The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least probable that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Subsequent Events – The Plan has evaluated events and transactions through the issuance date of the report for possible recognition or disclosure in the financial statements.

2.	Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering substantially all employees of Sterling Bank and Trust, F.S.B., (the “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility – Eligible employees must have one month of service and have attained age 18 or older.

STERLING BANK & TRUST 401(K) PLAN

Notes to the Financial Statements (Continued)

For December 31, 2022

NOTE:

2. Plan Description (Continued)

Contributions – The Plan is primarily funded through employee elective wage deferrals under the deferred compensation provisions of the Internal Revenue Code Section 401(k). Employees participating in the Plan may contribute up to 100% of their total pay up to the limit in effect for the year ($20,500 in 2022). Participants aged fifty or older may make an additional “catch-up” contribution ($6,500 for 2022). The Plan includes an automatic enrollment feature whereby all newly eligible employees are automatically enrolled with a 6% contribution rate unless they affirmatively elect not to participate in the Plan.

The employer makes annual Safe Harbor matching contributions in an amount equal to 100% of participant deferrals up to 6% of Compensation. For the year ended December 31, 2022, the Company made matching contributions of $1,302,750 consisting of 184,928 shares of Sterling Bancorp, Inc. common stock valued at the contribution date closing price of $5.56 per share, or $1,028,202 and cash of $274,548.

Investment Options – Participants’ accounts are self-directed within a limited number of investment options.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the (a) Employer’s contribution, (b) Plan earnings or loss, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All contributions are invested based on participant-directed investment programs.

Vesting – Effective January 1, 2021, under the amended and restated Plan, participant’s accounts are immediately vested. Previously, the Employer’s matching contribution portion of their accounts plus earnings thereon was not vested until the participant reached three years of credited service, which at that time the account became fully vested.

Forfeitures – The forfeitures from the accounts of terminated participant non-vested employer matching contributions and the earnings thereon are used to reduce future employer matching contributions. $24,780 of forfeitures were used during the year ended December 31, 2022 to reduce employer matching contributions.

Participants' Benefits – Participants or their beneficiaries may receive distributions of their vested account balances in a lump sum upon the earlier of reaching age 59-1/2, disability, death, or termination of service, as defined in the Plan. Further, the trustee may permit a participant who experiences a qualified financial hardship, as defined by the Plan, to receive a distribution of all or a portion of the participant's elective account balance. A distribution of contributions may also be required if the annual contributions exceed the maximum allowed under certain IRS regulations.

Participant Notes Receivable – Participants may borrow from their fund accounts in an amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years with the exception of loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid through payroll deductions.

STERLING BANK & TRUST 401(K) PLAN

Notes to the Financial Statements (Continued)

For December 31, 2022

NOTE:

2.	Plan Description (Continued)

Administrative Charges – Administrative expenses in the amount of $83,526 are shown on the Statement of Changes in Net Assets Available for Benefits. This amount represents administrative costs paid to third-party service provides for financial advisory, legal consultation, and recordkeeping services. The employer absorbs all other costs of the Plan.

3.	Related Party and Party-In-Interest Transactions

Certain Plan investments are managed by Ascensus Trust Company, the trustee, and therefore, these transactions are considered to be party-in-interest transactions. Fees are paid to the asset custodian and the Plan uses the staff, resources, and facilities of the Plan Sponsor to perform certain administrative activities related to the Plan. These transactions qualify as party-in-interest transactions. Participant notes receivable are also classified as party-in-interest transactions.

At December 31, 2022, the Plan held 134,748 shares of common stock of Sterling Bancorp, Inc., the parent company of the Employer. These transactions qualify as a related party.

4.	Tax Status

The Plan obtained its latest determination letter dated June 30, 2020, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

The Plan’s administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2022, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

5.	Termination of the Plan

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

STERLING BANK & TRUST 401(K) PLAN

Notes to the Financial Statements (Continued)

For December 31, 2022

NOTE:

6.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable input (Level 3 measurement). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets, 2) quoted prices for identical or similar assets or liabilities in inactive markets, 3) inputs other than quoted prices that are observable for the asset or liability, 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2022.

Sterling Bancorp, Inc.: Unitized fund consisting of 134,748 shares of Sterling Bancorp, Inc. common stock and cash. The common stock is valued at the closing price reported on the active market on which the individual security is traded and the cash is valued at cost, which is fair market value for cash.

Common Collective Trusts: Units are valued daily based on the valuation procedures established by the Trustee. Participant transactions (purchases and sales) are recorded daily. There are no unfunded commitments. For certain transactions there is a five day notice required if they exceed a specified dollar amount for one Trust.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

STERLING BANK & TRUST 401(K) PLAN

Notes to the Financial Statements (Continued)

For December 31, 2022

NOTE:

6.	Fair Value Measurements (Continued)

The following table presents the balances of the assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	Fair Value Measurements Using
December 31, 2022	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Sterling Bancorp, Inc.	$909,195	$909,195	$-	$-
Common Collective Trust	1,320,517	-	1,320,517	-
Mutual funds	18,439,648	18,439,648	-	-

Total Investments at Fair Value	$20,669,360	$19,348,843	$1,320,517	$-

December 31, 2021	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Common Collective Trusts	$1,464,995	$-	$1,464,995	$-
Mutual funds	20,797,115	20,797,115	-	-

Total Investments at Fair Value	$22,262,110	$20,797,115	$1,464,995	$-

7.	Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021, to Form 5500:

	2022	2021
Net assets available for benefit per the financial statements	$22,226,301	$23,802,674
Adjustment to receivables	14,455	813

Net assets available for benefits per Form 5500	$22,240,756	$23,803,487

STERLING BANK & TRUST 401(K) PLAN

Notes to the Financial Statements (Continued)

For December 31, 2022

NOTE:

7.	Reconciliation to the Form 5500 (Continued)

The following is a reconciliation of net loss per the financial statements to the Form 5500:

Total net loss per the financial statements	$1,576,373
Receivable adjustment	(13,642)
Net Loss per the 5500	$1,562,731

Sterling Bank & Trust 401(k) Plan

Schedule of Assets (Held at End of Year)

EIN 38-2524834, Plan Number 001

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2022

(a) Parties in Interest	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Sterling Bancorp Inc	Qualified employer security	**	$909,195
	PIMCO Income Instl	Mutual fund	**	420,019
	Fidelity 500 Index Fund	Mutual fund	**	2,034,083
	JPMorgan U.S. Equity R6	Mutual fund	**	330,565
*	Vanguard Equity Income Adm	Mutual fund	**	702,397
*	Vanguard Mid Cap Index Adm	Mutual fund	**	421,974
	American Funds New World R6	Mutual fund	**	209,209
	Fidelity Advisor Balanced Z	Mutual fund	**	446,084
	Franklin Small Cap Value R6	Mutual fund	**	142,052
	JPMorgan Small Cap Growth R6	Mutual fund	**	341,962
*	Vanguard High Yield Corp Adm	Mutual fund	**	197,605
*	Vanguard Small-Cap Index Adm	Mutual fund	**	360,722
	Fidelity Advisor Growth Opp Z	Mutual fund	**	656,921
	Fidelity U.S. Bond Index Fund	Mutual fund	**	11,876
	Dodge & Cox Global Bond Fund I	Mutual fund	**	160,410
	Fidelity Extended Market Index	Mutual fund	**	55,873
	Loomis Sayles Core Plus Bond Y	Mutual fund	**	285,695
	T. Rowe Price Blue Chip Growth I	Mutual fund	**	536,510
*	Vanguard Short-Term Treasury Adm	Mutual fund	**	292
	American Century Mid Cap Value R6	Mutual fund	**	503,441
	American Funds American Mutual R6	Mutual fund	**	642,876
	American Funds New Perspective R6	Mutual fund	**	230,182
*	Vanguard Interm-Term Treasury Adm	Mutual fund	**	125,358
*	Vanguard International Growth Adm	Mutual fund	**	332,728
*	Vanguard Total Intl Stock Index Adm	Mutual fund	**	161,291
	MFS International Diversification R6	Mutual fund	**	289,645
*	Vanguard Target Retirement 2020 Fund	Mutual fund	**	160,377
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**	896,391
*	Vanguard Target Retirement 2030 Fund	Mutual fund	**	1,798,453
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**	1,105,747
*	Vanguard Target Retirement 2040 Fund	Mutual fund	**	910,297
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**	1,007,065
*	Vanguard Target Retirement 2050 Fund	Mutual fund	**	804,793
*	Vanguard Target Retirement 2055 Fund	Mutual fund	**	625,195
*	Vanguard Target Retirement 2060 Fund	Mutual fund	**	252,246
*	Vanguard Target Retirement 2065 Fund	Mutual fund	**	29,298
*	Vanguard Target Retirement 2070 Fund	Mutual fund	**	1,679
	Western Asset Core Plus Bond CIT R1	Common Collective Trust	**	172,867
	BlackRock Mid-Cap Growth Equity Instl	Mutual fund	**	456,100
	Fidelity Inflation-Protected Bond Ind	Mutual fund	**	195,163
*	Vanguard Target Retirement Income Fund	Mutual fund	**	597,074
	Goldman Sachs Stable Value Inv Series 1	Common Collective Trust	**	1,147,650
		Subtotal		20,669,360
*	Loans	4.25% - 8.00%	**	254,191
				$20,923,551

*	Party-in-interest to the Plan
**	Cost is not reported because the Plan is an individual account plan that participants or beneficiaries direct with respect to the asset allocation of their accounts.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERLING BANK & TRUST 401(k) PLAN

By:	/s/ VERONICA RODRIGUEZ
Veronica Rodriguez
Plan Administrator

Date: June 28, 2023